Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Six Months	Twelve Months Ended
	Ended	December 31,
	June 30,	(Thousands of Dollars)

	2009	2008	2007	2006	2005	2004

Earnings, as defined:

Income from continuing operations before income taxes	$58,227	$117,614	$96,003	$115,452	$103,326	$60,830
Adjust for distributed income of equity investees	9,928	5,176	6,064	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-	(48)
Fixed charges, as below	38,991	81,172	72,879	65,745	64,379	66,137
Total earnings, as defined	$107,146	$203,962	$174,946	$171,850	$157,335	$128,909

Fixed charges, as defined:

Interest charges[1]	$38,543	$80,282	$71,946	$64,720	$62,962	$61,269
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	-	3,216
Rental interest factor	448	890	933	1,025	1,417	1,652
Total fixed charges, as defined	$38,991	$81,172	$72,879	$65,745	$64,379	$66,137

Ratio of earnings to fixed charges	2.75 x	2.51 x	2.40 x	2.61 x	2.44 x	1.95 x

1 FIN 48 interest is not included in interest charges.